MULTIMEDIA ANNOUNCES RENEWAL OF PHIL
DONAHUE CONTRACT

GREENVILLE, S.C. - OCT. 12, 1994 --  Multimedia, Inc.
today announced that Phil Donahue, host of television's longest-running talk show, has signed a new contract.
Under the terms of the agreement, Donahue will continue to host the Donahue show through August 31, 1996, which covers the '95-'96 television season. His old contract was due to expire in August 1995.

Donald D. Sbarra, Multimedia's chairman and chief executive officer, said, "We're very proud of our association with Phil Donahue, which is one of the longest collaborations in the history of television. We're delighted that Phil wishes to continue with Donahue, the show that originated the enormously successful talk show genre."

Phil Donahue has hosted the show since the program was introduced as a local show in Dayton, Ohio, in 1967.
Broadcast in over 90% of the United States and 45 foreign countries, the show is now in its 27th year. Donahue has received 19 national Emmys and many other awards.

Multimedia, Inc. is a diversified media company headquartered in Greenville, S.C., which publishes 11 daily and 49 non-daily newspapers, owns and operates five television and five radio stations, operates 125 cable franchises in five states, monitors approximately 60,000 security alarm subscribers, and produces and/or syndicates quality television programming, including Donahue; Sally
Jessy Raphael; Jerry Springer; Rush Limbaugh, The
Television Show; Susan Powter and Dennis Prager, and The
Talk Channel, a 24-hour cable channel.

Contact:  Markeeta L. McNatt
          Vice President - Investor Relations
          (803) 298-4819